FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56
Corporate Registry ID (NIRE) 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD”), through its subsidiary Sé Supermercados Ltda. (“Sé”), in compliance with the provisions in Rule CVM 358/2002, publicly announces it executed an association agreement with the partners of Assai Comercial e Importadora Ltda. (“Assai”) on the date hereof.

Based on the association, through a company controlled by Sé (Sevilha Empreendimentos e Participações Ltda. – “Sevilha”), CBD became the holder of shares representing 60% of the total and voting capital stock of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), company receiving Assai’s split-off assets related to the activities previously developed by Assai in the cash & carry wholesale segment in the food sector.

Upon receipt of Assai’s split-off portion, Barcelona became a cash & carry wholesale chain in the food sector, exclusively operating in the State of São Paulo, through a network comprised of 14 stores, totaling a sales area of approximately 34,000 m2 and annualized gross revenue amounting to nearly R$1.15 billion.

Concurrently, a shareholders’ agreement (“Shareholders’ Agreement”) was executed with the holders of 40% of Barcelona’s capital stock, related to the exercise of the voting right and to the participation of both shareholders’ groups in Barcelonas’s management, and it is incumbent upon CBD to appoint the majority of Board of Directors’ members. The Shareholders’ Agreement also sets forth restrictions to the transfer of Barcelona’s shares and Barcelona’s put options on behalf of Assai’s original partners and call options related to the same shares on behalf of CBD, under the conditions set forth therein.

The transaction is subject to certain resolutory conditions and to the determination of values set forth in the instruments executed on the date hereof. In addition, the transaction should be submitted to the approval of competition defense system authorities and CBD’s board members and shareholders, pursuant to the Company’s Bylaws.

São Paulo, November 2, 2007

Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 02 , 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.